Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Danaher Corp. (DHR)
Name of persons relying on exemption: As You Sow™
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Danaher Corp. (DHR)
Vote Yes: Item #5 – Shareholder Proposal Requesting Annual Diversity and Inclusion Efforts Report

Annual Meeting: May 7th, 2024

CONTACT: Meredith Benton | mbenton@asyousow.org

THE RESOLUTION

Resolved: Shareholders request that Danaher Corp. ("Danaher") report to shareholders on the effectiveness of the Company's diversity, equity, and inclusion efforts. The report should be done at reasonable expense, exclude proprietary information, and provide transparency on outcomes, using quantitative metrics for hiring, retention, and promotion of employees, including data by gender, race, and ethnicity.

Supporting Statement: Quantitative data is sought so that investors can assess and compare the effectiveness of companies' diversity, equity, and inclusion programs.

SUMMARY

Studies show significant barriers continue to exist for diverse employees seeking to advance within their careers. However, there exists a robust link between workforce and management diversity and corporate performance. Ineffective workplace diversity and inclusion policies can entrench homogeneity, generating competitive and legal risks. As a result, investors need quantitative, comparable data in order to understand the effectiveness of companies’ diversity and inclusion policies.

Unfortunately, Danaher is lagging behind its peers with respect to such disclosures, resulting in the absence of comparable, consistent, and decision-useful data from which investors can draw meaningful conclusions. Additional disclosure is necessary.

While Danaher does release some workforce diversity data, the information it releases is “snapshot” data, akin to a balance sheet, which details workforce diversity at a single point in time. This provides little longitudinal information about the effectiveness of the Company’s diversity and inclusion policies. Just as a balance sheet would, by itself, be insufficient to identify the strength of a company’s financials, so too is workforce diversity data, by itself, insufficient in assessing the effectiveness of a company’s human capital management initiatives. Instead, as the Proposal requests, investors need quantitative metrics for hiring, retention, and promotion of employees that can demonstrate the route that Danaher has taken to achieve its current workforce diversity.

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2024 Proxy Memo Danaher Corp. | Proposal Requesting Annual Diversity and Inclusion Efforts Report

More nuanced data allows for a more accurate understanding of companies’ ability to benefit from human capital diversity. For example, one company may have a diverse workforce supported by and committed to the organization, with little turnover, but operating within a region or industry with limited diverse individuals to draw from. It would, therefore, be expected to have a low hiring rate, but reassuring promotion and retention rate data. Another company may have workforce diversity data which appears “better” than the first company, but if it has high hiring and high attrition rates, investors would have reason to be concerned that ineffective DEI initiatives are leading to significant unnecessary costs being borne to recruit and train diverse employees and that litigation risk may exist.

Quantitative data demonstrating the effectiveness of Danaher’s diversity and inclusion programs will provide investors with critical information about the Company’s workforce management. Such data would demonstrate if a sufficient pipeline of talent is being hired, if that talent is being effectively stewarded through the Company, and if diverse employees remain at the organization. It may also tell other stories: of weak recruiting, stagnation, or a brain drain. This information will help shareholders judge the Company’s value and risk compared to its peers.

RATIONALE FOR A YES VOTE

1.	Research shows a link between management diversity and corporate financial performance.
2.	Corporate policies that allow harassment and discrimination undermine business success.
3.	Danaher’s DEI reporting significantly lags peers.
4.	There are indications of concerning practices at Danaher.

DISCUSSION

1.	Research shows a link between management diversity and corporate financial performance.

Companies who are intentional about their diversity, equity, and inclusion programs and practices are more likely to outperform their peers financially.

An As You Sow and Whistle Stop Capital report, “Capturing the Diversity Benefit” released in November 2023, reviewed 1,641 companies' demographic workforce data (EEO-1 reports) by sex, race, and ethnicity from 2016-2021. The researchers found statistically significant positive correlations between increased management diversity and corporate financial performance across eight difference financial indicators: enterprise value growth rate, free cash flow per share, income after tax, long-term growth mean, 10-year share price change, mean return on equity (ROE), return on invested capital (ROIC), and 10-year total revenue compound annual growth rate (CAGR).1

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1 https://www.asyousow.org/report-page/2023-capturing-the-diversity-benefit

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2024 Proxy Memo Danaher Corp. | Proposal Requesting Annual Diversity and Inclusion Efforts Report

In addition, research consistently indicates that companies with diverse teams have better management, stronger long-term growth prospects, and see improved share value. These studies include:

●	McKinsey’s research[2] indicates that companies with both gender and racial diversity in executive teams have an increased likelihood of above-average profitability. As it writes, “Companies in the top quartile for board-gender diversity are 27 percent more likely to outperform financially than those in the bottom quartile. Similarly, companies in the top quartile for ethnically diverse boards are 13 percent more likely to outperform than those in the bottom quartile.”

●	World Economic Forum research shows that companies with above-average diversity scores drive 45 percent average revenue from innovation, while companies with below-average diversity scores drive only 26 percent of average revenue from innovation.[3]

●	A survey of almost 13,000 enterprises in 70 countries produced by the International Labor Organization finding that “businesses with genuine gender diversity, particularly at senior level, perform better, including seeing significant profit increases… More than 57 percent of respondents agreed that gender diversity initiatives improved business outcomes.”[4]

American Banker,5 PwC,6 Bloomberg,7 and others have also emphasized the importance of diversity, equity, and inclusion to a company’s financial performance, while other observers have noted the strong interest employees have in working for diverse companies and within diverse teams.8

Within the healthcare sector, As You Sow and Whistle Stop Capital’s “Capturing the Diversity Benefit” report9 found a significant positive correlation between increased manager diversity, free cash flow per share, income after tax, long-term growth, and 10-year compound annual growth rate .10

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2 https://www.mckinsey.com/featured-insights/diversity-and-inclusion/diversity-matters-even-more-the-case-for-holistic-impact

3 https://online.uncp.edu/degrees/business/mba/general/diversity-and-inclusion-good-for-business

4 https://www.ilo.org/global/about-the-ilo/newsroom/news/WCMS_701767/lang--en/index.htm

5 https://www.americanbanker.com/diversity-&-inclusion-yields-strongest-returns

6 https://www.pwc.com/us/en/governance-insights-center/annual-corporate-directors-survey/assets/pwc-2017-annual-corporate--directors--survey.pdf

7 https://www.bloomberg.com/news/articles/2019-09-17/when-companies-improve-their-diversity-stock-prices-get-a-boost

8 https://www.purdueglobal.edu/blog/business/diversity-equity-inclusion-trends; https://www.forbes.com/sites/forbeshumanresourcescouncil/2023/03/07/4-ctiical-dei-trends-to-watch-in-2023/?sh=1a60082a2f06

9 https://www.asyousow.org/report-page/2023-capturing-the-diversity-benefit

10 https://www.asyousow.org/report-pa

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2024 Proxy Memo Danaher Corp. | Proposal Requesting Annual Diversity and Inclusion Efforts Report

2.	Corporate policies that allow harassment and discrimination undermine business success.

Researchers have identified the benefits of diverse and inclusive teams: access to top talent, better understanding of consumer preferences, a stronger mix of leadership skills, informed strategy discussions, and improved risk management. Diversity, and the different perspectives it encourages, has also been shown to encourage more creative and innovative workplace environments.11

By contrast, if the lack of diversity at a company is a result of prevalent harassment and discrimination — a question that can be at least partially answered by quantitative data on hiring, retention, and promotion rates — negative consequences abound. These include reduced employee morale and productivity, increased absenteeism, challenges in attracting talent, and difficulties in retaining talent. Employees directly experiencing workplace discrimination are also more likely to experience anxiety and depression, hindering their ability to contribute.12

The implications of a non-inclusive workplace go beyond directly impacted employees. In a Deloitte study, 80 percent of surveyed full-time employees said that inclusion was an important factor in their employer choice, and 72 percent said that they would consider leaving an employer for a more inclusive work environment.13

Finally, companies have a continuing legal obligation to ensure a workplace free from harassment and discrimination on the basis of characteristics such as race, ethnicity, sex, and gender.14 Ineffective diversity and inclusion policies may be indicative of broader issues within a company that contribute to potential legal liability and reputational damage.

Successful diversity and inclusion programs do not hire or promote employees because of their race, gender, or other diverse characteristic. Rather, well-implemented DEI initiatives ensure that an employee’s race, gender, or other diverse characteristic does not prevent them from reaching the same career milestones, and ability to contribute to the company, as their non-diverse colleagues.

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11 https://images.forbes.com/forbesinsights/StudyPDFs/Innovation_Through_Diversity.pdf

12 https://www.apa.org/news/press/releases/stress/2015/impact

13 https://www.prnewswire.com/news-releases/seventy-two-percent-of-working-americans-surveyed-would-or-may-consider-leaving-an-organization-for-one-they-think-is-more-inclusive-deloitte-poll-finds-300469961.html

14 https://www.justice.gov/crt/laws-we-enforce

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2024 Proxy Memo Danaher Corp. | Proposal Requesting Annual Diversity and Inclusion Efforts Report

3.	Danaher’s DEI reporting significantly lags peers.

Danaher lags its peers in the disclosure and transparency it provides to investors about the effectiveness of its diversity and inclusion. Below are examples of inclusion factor data that Danaher’s peers are disclosing, or have committed to disclose, as of March 10th, 2024:15

●	Hiring: 231 companies disclose hiring rate data related to gender. 107 companies disclose hiring rate data related to race.

●	Promotion: 87 companies disclose promotion rate data related to gender. 46 companies disclose promotion rate data related to race.

●	Retention: 127 companies disclose retention rate data related to gender. 57 companies disclose retention rate data related to race.

Companies that provide, or have committed to provide, significantly more data than Danaher include eBay, CVS Health, Gilead Sciences, and Thermo Fisher, among hundreds of others.

Just as a company is expected to provide revenue data, rather than simply explaining a marketing strategy, investors need companies to provide DEI data, rather than just disclosing qualitative descriptions of DEI programs and policies.

Danaher’s Board, in is statement of opposition, states “Given that Danaher’s extensive disclosures already give investors the data they need to assess the effectiveness of our DE+I program, the proponents’ request for additional reporting – including additional demographic data that few companies publish -- would be an unnecessary and inefficient use of resources that would serve only the limited interests of a small group of shareholders.”

The release of these metrics has been a request from investors for a number of years. In 2021, an investor statement, facilitated by As You Sow, representing more than $1.4 trillion in assets under management, “ask[ed] that companies increase investors’ accessibility to information related to their workplace equity policies, practices, and program outcomes….Recruitment, retention and promotion rates of diverse employees are essential data sets for investors to review in order to assess the effectiveness of companies’ diversity equity and inclusion programs.”16

Danaher’s Board also states that “Diverting those resources to address the proponents’ interest in additional reporting and additional demographic data that few companies publish would be inefficient and costly without adding significant value to our shareholders.” Five of Danaher’s peers, as identified in the Company’s most recent proxy statement, have committed to release this data set within a two- year timeframe. Proponents will also note that last year, 22 companies committed to release this data by 2026, in addition to the disclosure stats mentioned in the above bullet points.

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15 https://www.asyousow.org/our-work/social-justice/workplace-equity/data-visualization

16 https://docs.google.com/forms/d/e/1FAIpQLSeZjTF-Wc90dO36X8oCj2MZNHo2VSKOTSUbbL3TL_7fkogj2Q/viewform

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2024 Proxy Memo Danaher Corp. | Proposal Requesting Annual Diversity and Inclusion Efforts Report

4.	There are indications of concerning practices at Danaher.

Danaher seems to have faced a number of challenges related to its management of diversity and inclusion. From being listed as one of the 20 Largest Public U.S. Companies Without a Black Person On Their Board by Newsweek17, to being sued by a pension fund for its lack of diverse leadership18, Danaher has faced its share of public scrutiny. Its continuing hesitancy to provide investors with important diversity and inclusion data is concerning from a company that states it’s “goal is to build the best workplace with the best people leaders, while ensuring all associates have a voice.”19

Danaher has also been accused of retaliation when discrimination concerns were raised around sexual harassment, “regularly occurring inappropriate behavior,”20 and being “one complaint away from a #MeToo issue.”21

It is also concerning when a company will not commit to future disclosure, as it may indicate that the Company either does not track its hiring, retention, or promotion rates or that it believes that sharing the data might negatively impact it investors’ perceptions of its stock.

Danaher, to be credible with investors and other external stakeholders, needs to show that its statement “Our people are the most important part of our strategy, and we invest heavily to recruit, develop, motivate, advance and retain the most talented, diverse team possible”22 is not puffery by allowing external parties to review the data demonstrating the effectiveness of its workplace programs to ensure fair and equitable treatment of the organization’s diverse employees and their experiences.

CONCLUSION

A “Yes” vote is warranted. The Company has released insufficient information to assure investors that it is providing effective oversight of diversity, equity, and inclusion programs at Danaher.

Vote “Yes” on this Shareholder Proposal #5

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For questions, please contact Meredith Benton, As You Sow, mbenton@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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17 https://www.newsweek.com/20-largest-public-us-companies-without-black-person-their-board-1511319

18 https://news.bloomberglaw.com/social-justice/new-to-racial-justice-movement-a-pension-fund-sues-danaher

19 https://filecache.investorroom.com/mr5ir_danaher/801/Danaher%202023%20Sustainability%20Report.pdf

20 https://news.bloomberglaw.com/daily-labor-report/danaher-sued-by-in-house-counsel-who-voiced-her-metoo-worries?_pxhc=1655737269778

21 https://www.reuters.com/article/employment-danaher-idUSL1N29E201

22 https://filecache.investorroom.com/mr5ir_danaher/801/Danaher%202023%20Sustainability%20Report.pdf

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